UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 1, 2021

GENESIS PARK ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39733	98-1550429
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2000 Edwards Street, Suite B

Houston, TX 77007

(Address of principal executive offices, including zip code)

(713) 489-4650

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	GNPK.U	New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	GNPK	New York Stock Exchange
Redeemable Warrants, each exercisable for one Class A Ordinary Share	GNPK WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On September 1, 2021, Genesis Park Acquisition Corp. (“GPAC”) held an extraordinary general meeting of its shareholders (the “Meeting”) at which holders of 14,946,192 ordinary shares held of record as of August 2, 2021 (the “record date”) were present in person or by proxy, representing 73% of the voting power of GPAC’s ordinary shares as of the record date and constituting a quorum for the transaction of business. The proposals listed below are described in more detail in GPAC’s definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission on August 11, 2021 and mailed to GPAC’s shareholders on or about August 11, 2021 (the “Proxy Statement”). A summary of the voting results at the Meeting is set forth below:

The shareholders approved each of the Business Combination Proposal, Domestication Proposal, the Charter Amendment Proposal, Governing Documents Proposal A, Governing Documents Proposal B, Governing Documents Proposal C, Governing Documents Proposal D, the NYSE Proposal, the Incentive Equity Plan Proposal, the Employee Stock Purchase Plan Proposal, and the Adjournment Proposal (each as defined in the Proxy Statement).

1.	The Business Combination Proposal:

FOR	AGAINST	ABSTAIN
14,454,706	489,579	1,907

2.	The Domestication Proposal:

FOR	AGAINST	ABSTAIN
14,452,090	489,582	4,520

3.	The Charter Amendment Proposal:

FOR	AGAINST	ABSTAIN
14,450,441	489,781	5,970

4.	Governing Documents Proposal A:

FOR	AGAINST	ABSTAIN
14,342,513	595,077	8,602

5.	Governing Documents Proposal B:

FOR	AGAINST	ABSTAIN
14,349,262	588,029	8,899

6.	Governing Documents Proposal C:

FOR	AGAINST	ABSTAIN
14,270,259	667,084	8,849

7.	Governing Documents Proposal D:

FOR	AGAINST	ABSTAIN
14,348,549	588,565	9,078

8.	The NYSE Proposal:

FOR	AGAINST	ABSTAIN
14,445,079	498,250	2,863

9.	The Incentive Equity Plan Proposal:

FOR	AGAINST	ABSTAIN
14,347,442	584,488	14,262

10.	The Employee Stock Purchase Plan Proposal:

FOR	AGAINST	ABSTAIN
14,335,995	601,442	8,755

11.	The Adjournment Proposal:

FOR	AGAINST	ABSTAIN
14,448,755	492,917	4,520

Based on the approval of the foregoing proposals and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 25, 2021, by and among GPAC, Shepard Merger Sub Corporation, a direct, wholly owned subsidiary of GPAC, Cosmos Intermediate LLC, a direct, wholly owned subsidiary of Holdings, and Redwire, LLC (“Holdings”) are expected to be consummated on or about September 2, 2021. Following the consummation of the transactions contemplated by the Merger Agreement, the combined company will operate as Redwire Corporation and its shares of common stock and warrants are expected to trade on the New York Stock Exchange beginning on September 3, 2021 under the symbols “RDW” and “RDW WS,” respectively.

Important Information and Where to Find It

In connection with the Business Combination, Genesis Park Acquisition Corp. filed with the SEC a definitive proxy statement / prospectus on August 11, 2021 and is mailing the definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus is being mailed to Genesis Park Acquisition Corp. shareholders as of August 2, 2021, the record date established for voting on the proposed business combination.

Shareholders are also able to obtain a copy of the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007.

Forward-Looking Statements

This Current Report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Item 9.01.	Financial Statements and Exhibits

(d)    Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated September 1, 2021.

104	Cover Page Interactive Data file (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Genesis Park Acquisition Corp.
Dated: September 1, 2021

	By:	/s/ Jonathan Baliff
	Name:	Jonathan Baliff
	Title:	President and Chief Financial Officer

Exhibit 99.1

Genesis Park Acquisition Corp. and Redwire Announce Shareholder Approval of the Business Combination

Expected Closing Date of September 2, 2021

Combined Company Expected to Begin Trading on NYSE Under Ticker Symbols “RDW” and “RDW WS”, Respectively, on September 3, 2021

Jacksonville, Fla. and Houston, Tex. (September 1, 2021): – Genesis Park Acquisition Corp. (“GPAC”) (NYSE: GNPK), a U.S. publicly-traded special purpose acquisition company, and Redwire, LLC (“Redwire” or the “Company”), a leader in mission critical space solutions and high reliability components for the next generation space economy, announced that at GPAC’s extraordinary general meeting held today (the “Extraordinary General Meeting”), GPAC’s shareholders voted to approve the previously announced proposed business combination between GPAC and Redwire (the “Business Combination”), as well as all other proposals related to the Business Combination. Approximately 97% of the votes cast at the meeting, representing approximately 73% of GPAC’s outstanding shares as of the record date, voted to approve the Business Combination.

GPAC plans to file the results of the Extraordinary General Meeting, as tabulated by an independent inspector of elections, on a Form 8-K with the Securities and Exchange Commission (the “SEC”) today.

Based on today’s shareholder approval and subject to the satisfaction or waiver of certain other closing conditions as described in the GPAC definitive proxy statement/prospectus, the Business Combination is expected to be consummated on or about September 2, 2021. Following the consummation of the Business Combination, the combined company will operate as Redwire Corporation and its shares of common stock and warrants are expected to trade on the New York Stock Exchange beginning on September 3, 2021 under the symbols “RDW” and “RDW WS,” respectively.

About Redwire

Redwire is a leader in mission critical space solutions and high reliability components for the next generation space economy, with valuable IP for solar power generation and in-space 3D printing and manufacturing. With decades of flight heritage combined with the agile and innovative culture of a commercial space platform, Redwire is uniquely positioned to assist its customers in solving the complex challenges of future space missions. For more information, please visit www.redwirespace.com.

About GPAC

Genesis Park is a publicly traded special purpose acquisition company sponsored by an affiliate of Genesis Park, trading on the NYSE under the ticker symbol NYSE: GNPK. GNPK is one of the first aerospace and aviation services special purpose acquisition companies, and may pursue an initial business combination in any industry or geographic region, but specifically seeks to capitalize on the operational and investment experience of the GNPK management team and Board of Directors by focusing on companies that have significant growth prospects in the aerospace and aviation services sector.

Contacts:

Media: Austin Jordan

321-536-8632

Austin.jordan@redwirespace.com

OR

Investors:

investorrelations@redwirespace.com

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. filed with the SEC a definitive proxy statement / prospectus on August 11, 2021 is mailing the definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus is being mailed to Genesis Park Acquisition Corp. shareholders as of August 2, 2021, the record date established for voting on the proposed business combination.

Shareholders are also able to obtain a copy of the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.